SEC
Mail Processing
Section

FEB 27 2012

Washington, DC
123

BB 3/5

AB
3/20

UN
SECURITIES AND
Washi



12012296

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

SEC FILE NUMBER

8- 34532

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2011__ AND ENDING __12/31/2011__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Quest Capital Strategies**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

23832 Rockfield Blvd. #130.
(No. and Street)

Lake Forest   **CA**   **92630**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tarvaran, Askelson & Company
(Name – if individual, state last, first, middle name)

23974 Aliso Creek Road, Suite 395, Laguna Niguel, CA 9267
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Carolyne Tsai_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Quest Capital Strategies, Inc._ , as of _Feb. 17th_ , 20_12_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Quest Capital DB retirement plan, Carolyne Tsai IRA., trust, custodian Accounts

_____

Signature

_C.F.O_
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1-6 below)
☐ See Statement Below (Lines 1-5 to be completed only by document signer[s], *not* Notary)

Annual Audited Report

_____
Signature of Document Signer No. 1

_____
Signature of Document Signer No. 2 (if any)

State of California

County of __Orange__

Subscribed and sworn to (or affirmed) before me on this

__23rd__ day of __February__, 20__12__, by
 Date   Month   Year

(1) __Carolyne Tsai__ ,
          Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (,)

(and

(2)_____ ,
          Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)

Signature _____
          Signature of Notary Public



KYMBERLY A. RINDERER
Commission # 1805319
Notary Public - California
Orange County
My Comm. Expires Jul 1, 2012

Place Notary Seal Above



─────────── OPTIONAL ───────────

*Though the information below is not required by law, it may prove
valuable to persons relying on the document and could prevent
fraudulent removal and reattachment of this form to another document.*

Further Description of Any Attached Document

Title or Type of Document:_____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Quest Capital Strategies, Inc.

FINANCIAL STATEMENTS

For the year ended December 31, 2011

With

INDEPENDENT AUDITORS' REPORT THEREON



TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS



TARVARAN, ASKELSON & COMPANY®

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Quest Capital Strategies, Inc.

We have audited the accompanying statement of financial condition of Quest Capital Strategies, Inc. as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Quest Capital Strategies, Inc. at December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarvaran Askelson & Company, LLP

Laguna Niguel, CA
February 14, 2012



ASSETS

Current assets:		
Cash	$	490,607
Commissions receivable		133,374
Other receivable		3,074
Prepaid expenses		2,611
Securities owned (Note 3)		3,840
Total current assets		633,506
Property and equipment, net (Notes 2 and 4)		10,467
Pension asset		99,794
Deposits and other assets		5,808
Total assets	$	749,575

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accrued expenses	$	32,764
Commissions payable		87,850
Retirement plans payable		126,127
License fees payable		103,900
Total current liabilities		350,641
Commitments (Note 5)		-
Common stock, no par value; 116.14 shares authorized;		
100 shares issued and outstanding		10,000
Accumulated other comprehensive income		99,794
Retained earnings		289,140
Total stockholders' equity		398,934
Total liabilities and stockholders' equity	$	749,575

Revenues:		
Commissions	$	3,145,769
Annual fees		605,079
Advisory fees		64,041
Administrative services		92,957
Other income		124,154
Interest and dividends		808
Net realized gains (losses) on securities		7,334
Net unrealized gains (losses) on securities		(1,898)
Total revenues		4,038,244
Operating expenses:		
Commission expense		1,882,567
Employee compensation and benefits		824,463
Trading overhead		104,323
Office expense		75,645
Rent		73,895
Legal and professional		61,282
License and fees expense		51,898
Other expenses		21,601
Travel		20,799
Advertising and promotion		10,101
Insurance		6,124
Depreciation		5,943
Total operating expenses		3,138,641
Income before provision for income taxes		899,603
Provision for income taxes (Note 2)		(31,246)
Net income	$	868,357

	Common stock			Accumu
				Othe
	Shares		Retained	Compreh
	outstanding	Amount	Earnings	Incon
Balance, December 31, 2010	100	$ 10,000	$ 470,813	$ 4
Stockholders' distributions	-	-	(1,050,030)	
Comprehensive income:				
Net Income	-	-	868,357	
Other comprehensive income, net of tax				
Change in minimum pension asset	-	-	-	5
Balance, December 31, 2011	100	$ 10,000	$ 289,140	$ 9

See independent auditors' report and accompanying notes to financial statements

Quest Capital Strategies, Inc.
Statement of Cash Flows
For the year ended December 31, 2011

Cash flows from operating activities		
Net income	$	868,357
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		5,943
Unrealized loss on marketable securities, net		(4,823)
Decrease (increase) in assets		
Commissions receivable		98,464
Other receivable		(1,109)
Prepaid expenses		2,884
Deposits		1,124
(Decrease) increase in liabilities		
Accrued expenses		3,319
Commissions payable		(50,394)
Retirement plan payable		(6,204)
License fees payable		2,050
Net cash flows provided by operating activities		919,611
Cash flows from investing activities		
Proceeds from sale of marketable securities		7,334
Purchase of property and equipment		(5,162)
Net cash flows used by investing activities		2,172
Cash flows from financing activities		
Stockholders' distributions		(1,050,030)
Net cash flows used by financing activities		(1,050,030)
Net increase (decrease) in cash		(128,247)
Cash at beginning of year		618,854
Cash at end of year	$	490,607
Supplemental disclosure of cah flow information:		
Cash paid for income taxes	$	31,246

1. ORGANIZATION

Quest Capital Strategies, Inc. (the Firm), is primarily engaged in the business of securities brokerage. The Firm operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Firm clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers, maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Firm considers cash equivalents to be all highly liquid debt instruments purchased with an original maturity date of three (3) months or less. The Firm maintains a $100,000 deposit with its clearing broker/dealer.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require us to develop our own assumptions. This hierarchy requires companies to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value, including our marketable securities.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Fair Value Measurements (continued)

The Company's cash equivalents and marketable securities instruments are classified within Level 1 and Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker-dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, and money market securities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The types of instruments valued based on other observable inputs include investment-grade corporate bonds, mortgage-backed and asset-backed products, commercial paper, and state, municipal and provincial obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates made in preparing the financial statements include the realizability of long-lived assets.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, currently five to seven years. Repairs and maintenance costs are expensed as incurred and expenditures for additions and major improvements are capitalized.

Securities Transactions

Proprietary securities transactions, commission revenue and related expenses are recorded on a settlement date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Income Taxes:

The Firm is an S Corporation for income tax purposes and, accordingly, income or loss of the Firm flows through to the individual stockholder. The Firm is subject to California state income tax, which is the greater of $800 or 1.5% of taxable income and, accordingly, a provision for such taxes has been included in the accompanying financial statements. Deferred tax expense was immaterial for the year ended December 31, 2011.

3. **SECURITIES OWNED**

The Firm's securities investments are classified as trading securities. The firm only purchases securities for the purpose of assisting customers in selling their thinly traded or worthless securities. Trading securities consist solely of equity securities and are recorded at fair value on the balance sheet in current assets and, with the change in fair value during the period included in earnings. Securities owned at December 31, 2011 consisted solely of marketable equity securities.

Realized gains and losses are determined on the basis of actual results on investments. During 2011, the Firm sold no marketable securities. Realized and unrealized gains on marketable securities were as follows:

	Gross Unrealized Gain	Gross Unrealized Loss
Trading securities:		
Marketable equity securities	$ -	$ (1,898)

	Gross Realized Gain	Gross Realized Loss
Trading securities:		
Marketable equity securities	$ 7,334	$ -

4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2011 consisted of the following:

Property and equipment	$	74,616
Less: accumulated depreciation		(64,149)
Property and equipment, net	$	10,467

5. COMMITMENTS

Operating Leases

On May 15, 2009, the Firm entered into a new operating lease which expires July 31, 2014. The operating lease calls for monthly payments of rent, common area maintenance, insurance and property taxes. The lease provides for an increase in the monthly lease rate approximately every 12 months. Future minimum payments by year due under the operating lease agreement are as follows:

For the year ended December 31,		Amount
2012	$	66,795
2013		68,630
2014		40,658
2015		-
After 2016		-
	$	176,083

6. NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the firm had net capital of $273,309 that was $249,933 in excess of its required net capital of $23,376 The Firm's percentage of aggregate indebtedness to net capital at December 31, 2011 was 1.28 to 1.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

Assets	Level 1	Level 2	Level 3	Total
Cash	$ 490,607	$ -	$ -	$ 490,607
Securities	3,840	-	-	3,840
	$ 594,241	$ -	$ 505,976	$ 1,100,216

8. RISKS

As discussed in Note 1, the Firm's customers' Securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing/broker dealer carries all of the accounts of the customers of the Firm and is responsible for execution collection and payment of funds and, receipt and delivery of securities relative to customer transactions. Customers send stock certificated directly to the clearing broker/dealer. Off-balance-sheet risks exist with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge losses it incurs to the Firm. The Firm seeks to minimize this through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Firm maintains its cash in bank deposit accounts which at times may exceed federally insured limits. Management periodically evaluates the credit worthiness of its primary depositories. The Firm has not experienced any losses in such accounts. The Firm believes it is not exposed to any significant credit risk on cash and cash equivalents.

9. RETIREMENT PLANS

The Firm has a defined benefit plan and a defined contribution plan covering the employer. Total costs associated with the company's defined contribution benefit plan were approximately $100,000 in 2011. Benefits for the defined benefit pension plan covering the employer are provided based on the greater of the percent of average monthly compensation or dollar amount per month times years of credited service. The company's funding policy is to make annual contributions of not less than the minimum required by applicable regulations.

9.   RETIREMENT PLANS (continued)

In 2008, the Firm adopted the recognition and disclosure provisions of SFAS No. 158, later codified in ASC 715-10, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS 158). SFAS No. 158 required the company to recognize the funded status of its pension and other post-retirement benefit plans in the consolidated statement of financial position. Subsequent changes in funded status that are not recognized as a component of net periodic benefit cost are recorded as a component of accumulated other comprehensive loss.   The annual measurement date used to determine pension and other post-retirement benefit amounts is December 31, 2011

The following amounts relate to the Firm's defined benefit pension plan for the year ended December 31, 2011:

Participant contributions	$	-
Accrued firm contributions	$	100,000
Benefits paid	$	-
Minimum funding requirement	$	103,119
Prior service cost	$	98,208
Accrued pension cost	$	-

At December 31, 2011, the funded status of the plan was as follows:

Fair value of plan assets at end of year	$	631,928
Pension benefit obligation at year end		532,134
Excess of plan assets over benefit obligations	$	99,794
Accumulated Benefit Obligation	$	615,841

9. RETIREMENT PLANS (continued)

Weighted-average assumptions used to determine net periodic benefit costs are as follows:

Discount rate on benefit obligation	6.0%
Rate of expected return on plan assets	5.0%
Rate of employee compensation increase	0.0%

Weighted-average assumptions used to determine benefit obligations are as follows:

Discount rate on benefit obligation	6.0%
Rate of employee compensation increase	0.0%

The expected long-term rate of return on plan assets is developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance.

The percentage asset allocations for the company's pension plan assets as of the plan measurement date are as follows:

Asset Category	
Cash and money market securities	85.0%
Equity securities	15.0%

Benefits expected to be paid over the next ten fiscal years are as follows:

2010	$	-
2011		-
2012		-
2013		-
2014		-
5 years after 2014		495,240
	$	495,240

SUPPLEMENTAL INFORMATION

Quest Capital Strategies, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the year ended December 31, 2011

Net Capital:

Total stockholder's equity from statement of financial condition			$	398,934

Deductions:

Non-allowable assets:

Commissions receivable	$	31		
Other receivable		3,074		
Prepaid expenses		2,611		
Property and equipment, net		10,467		
Pension asset		99,794		
Deposits and other assets		5,808		121,785
Tentative net capital				277,149

Haircuts

Money market account	$	-		
Marketable securities		3,840		
				3,840

Net capital			$	273,309

Aggregate indebtedness:

Items included in statement of financial condition:

Accrued expenses			$	32,764
Commissions payable				87,850
Retirement plans payable				126,127
License fees payable				103,900
Total aggregate indebtedness			$	350,641

Quest Capital Strategies, Inc.
Schedule I (Contined)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the year ended December 31, 2011

Minimum net capital required	$	23,376
Excess net capital	$	249,933
Ratio of aggregate indebtness to net capital		1.28 to 1
Reconciliation with Company's computation:		
Net capital as reported in Company's Part II-A (unaudited) FOCUS report	$	275,990
Audit adjustment for unrecorded liabilities		(2,681)
Net capital per above	$	273,309

Quest Capital Strategies, Inc.
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2011

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

Quest Capital Strategies, Inc.
Schedule III
Informstion Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2011

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

Quest Capital Strategies, Inc.
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation
For Customers' Regulated Commodities Futures and Options Accounts
as of December 31, 2011

Not Applicable



TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

**Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation**

The Board of Directors
Quest Capital Strategies, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Quest Capital Strategies, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC], solely to assist you and the other specified parties in evaluating Quest Capital Strategies, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Quest Capital Strategies, Inc.'s management is responsible for the Quest Capital Strategies, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working supporting the adjustments noting no differences.




TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Laguna Niguel, CA
February 14, 2012

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545   WWW.PUBLICCOMPANYCPAS.COM   Fax: (949) 606-0329


Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Quest Capital Strategies, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Quest Capital Strategies, Inc. (the Firm) for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.





TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
February 14, 2012





ORANGE COUNTY
O: (949) 360-0545
F: (949) 606-0329

SAN DIEGO
O: (760) 683-9545
F: (760) 683-6798